-------------------------               UNITED STATES SECURITIES AND EXCHANGE COMMISSION              ------------------------------
         FORM 4                                      Washington, D.C. 20549                                     OMB Approval
-------------------------                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                ------------------------------
[ ] Check this box if no                                                                               OMB Number:        3235-0287
    longer subject to        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Expires:   December 31, 2001
    Section 16. Form 4         Section 17(a) of the Public Utility Holding Company Act of 1935 or      Estimated average burden
    or Form 5 obligations              Section 30(f) of the Investment Company Act of 1940             hours per response.......0.5
    may continue. See                                                                                 ------------------------------
    Instruction 1(b).

    (Print or Type Responses)
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1.  Name and Address of Reporting Person*   2. Issuer Name and Ticker      4. Statement for  6. Relationship of Reporting Person(s)
                                               or Trading Symbol              Month/Year        to Issuer
                                                                                                      (Check all applicable)
    Winograd      Steven                       Rare Medium Group, Inc.        March 2000     [X] Director        [ ] 10% Owner
    ------------------------------------       (RRRR)                                        [ ] Officer (give   [ ] Other
    (Last)        (First)      (Middle)                                                          title below)        (specify below)


    180 East End Avenue, #7H                                                                 ---------------------------------------
    ------------------------------------   -----------------------------------------------------------------------------------------
                  (Street)                  3. I.R.S. Identification       5. If Amendment,  7. Individual or Joint/Group Filing
                                               Number of Reporting            Date of               (Check Applicable Line)
                                               Person, if an entity           Original       [X] Form Filed by One Reporting Person
    New York,      NY            10128         (Voluntary)                    (Month/Year)   [ ] Form Filed by More than One
    ------------------------------------                                                         Reporting Person
    (City)        (State)        (Zip)

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                       TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security      2. Trans-   3. Transaction    4. Securities Acquired (A)  5. Amount of      6. Ownership    7. Nature of
   (Instr. 3)                action      Code (Instr.      or Disposed of (D)          Securities        Form:           Indirect
                             Date        8)                (Instr. 3, 4 and 5)         Beneficially      Direct (D)      Beneficial
                             (Month/                                                   Owned at End      or Indirect     Ownership
                             Day/                                                      of Month          (I)             (Instr. 4)
                             Year)                                                     (Instr. 3         (Instr. 4)
                                                                                       and 4)
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                                         Code     V     Amount  (A) or (D)  Price
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Common Stock                 10/1/98      P                 871      A     $ 2.7250(1)                     D
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Common Stock                12/31/98      P              24,990      A     $ 4.1400(2)                     D
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Common Stock                 3/2/00       S              45,030      D     $56.3458         0              D
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).

                                                                                                                         Page 1 of 2
                                                                                                                     SEC 1474 (7-97)

FORM 4 (continued)

         TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title  2. Conver-  3. Trans-  4. Trans- 5. Number of   6. Date       7. Title      8. Price 9. Number  10. Owner-  11. Nature of
   of        sion or     action     action    Derivative     Exer-         and           of       of          ship        Indirect
   Deri-     Exercise    Date       Code      Securities     cisable       Amount        Deri-    Deri-       Form        Beneficial
   vative    Price of               (Instr.   Acquired (A)   and Expi-     of            vative   vative      of Deri-    Ownership
   Secu-     Deri-       (Month/    8)        or Disposed    ration        Under-        Secu-    Secu-       vative      (Instr. 4)
   rity      vative      Day/                 of (D)         Date          lying         rity     rities      Security:
   (Instr.   Security    Year)                (Instr. 3,     (Month/       Securi-       (Instr.  Benefi-     Direct
   3)                                         4, and 5)      Day/          ties          5)       cially      (D) or
                                                             Year)         (Instr.                Owned       Indirect
                                                                           3 and 4)               at End      (I)
                                                                                                  of          (Instr.
                                                                                                  Month        4)
                                                                                                  (Instr.
                                                                                                  4)
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                                    Code V    (A)   (D)    Date    Expir- Title  Amount
                                                           Exerci- ation         or
                                                           sable   Date          Number
                                                                                 of
                                                                                 Shares
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Option to    $1.9375     10/28/98   (3)  V                 (3)   10/28/03 Common 75,000           75,000      D
Purchase                                                                  Stock
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Explanation of Responses:  See Attachment A.



** Intentional misstatements or omissions of
   facts constitute Federal Criminal Violations.
   See 18 U.S.C. and 15 U.S.C. 78ff(a).              By: /s/ Steven Winograd                                        4/7/00
                                                         --------------------------------------          ---------------------------
                                                         ** Signature of Reporting Person                            Date


Note:    File three copies of this Form, one of
         which must be manually signed. If space
         is insufficient, see Instruction 6 for
         procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless form displays a currently valid OMB number.

                                                                                                                         Page 2 of 2
                                                                                                                     SEC 1474 (7-97)

NAME AND ADDRESS OF REPORTING PERSON:  Steven Winograd, 180 East End Avenue, 7H
                                       New York, NY  10128
DATE OF EVENT REQUIRING STATEMENT:     March 2, 2000
ISSUER NAME AND TICKER SYMBOL:         Rare Medium Group, Inc. (RRRR)

                                  ATTACHMENT A
                                  ------------



(1) The Reporting Person was issued 871 shares of Common Stock in lieu of accrued and unpaid interest owed to him on a Secured Promissory Note of the Issuer, dated April 15, 1998 (the "Promissory Note").

(2) In connection with an Exchange Agreement effective December 31, 1998, the Reporting Person was issued 24,990 shares of Common Stock in exchange for his beneficial interest in $99,678 of the original principal amount of the Promissory Note plus accrued and unpaid interest.

(3) As reported on Form 3, dated November 9, 1998, the Reporting Person was granted the option to purchase on October 28, 1998. The option vests in three equal annual installments beginning on October 28, 1999.